Exhibit 12

M.D.C. HOLDINGS, INC. RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings	$389,940	$301,072	$286,228	$232,034	$183,508

Fixed Charges	$43,977	$27,453	$28,782	$30,844	$26,129
Earnings to Fixed Charges	8.87	10.97	9.94	7.52	7.02

Earnings:
Pretax Earnings from Continuing Operations	348,223	274,044	255,387	203,201	148,453
Add:
Fixed Charges	43,977	27,453	28,782	30,844	26,129
Less capitalized interest	(26,779)	(21,116)	(22,498)	(24,367)	(21,261)
Add amortization of previously capitalized interest	24,519	20,691	24,557	22,356	30,187

Total Earnings	389,940	301,072	286,228	232,034	183,508

Fixed Charges:
Homebuilding and corporate interest expense	0	0	0	0	0
Mortgage lending interest expense	1,967	1,822	2,666	3,115	1,906
Interest component of rent expense	3,897	2,812	2,253	2,177	1,615
Amortization and expensing of debt expenses (1)	11,334	1,703	1,365	1,185	1,347
Capitalized interest	26,779	21,116	22,498	24,367	21,261

Total Fixed Charges	43,977	27,453	28,782	30,844	26,129

(1)	2003 includes $9,315,000 of expenses related to debt redemption.